SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
----------------

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)


(AMENDMENT No. 3 SCHEDULE 13D)
Under the Securities Exchange Act of 1934


WARWICK VALLEY TELEPHONE COMPANY
-----------------------------------------------------------
---------------------
(Name of Issuer)


COMMON STOCK, PAR VALUE $1.00 PER SHARE
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---------------------
(Title of Class of Securities)


936750108
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---------------------
(CUSIP Number)

1865 Palmer Avenue
Larchmont, NY  10538
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---------------------
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

SANTA MONICA PARTNERS, L.P.
914-833-0875
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---------------------

(Date of Event that Requires Filing of This Statement)

N/A

(Continued on following pages)
(Page 1 of 6 Pages)

CUSIP No. 936750108                     13D/A
Page 2 of 6 Pages

___________________________________________________________
_____________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
ONLY)

          SANTA MONICA PARTNERS, L.P.
          13-3100474
___________________________________________________________
_____________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [X]

(b)  [_]

___________________________________________________________
_____________
3    SEC USE ONLY

___________________________________________________________
_____________
4    SOURCE OF FUNDS

          WC
___________________________________________________________
_____________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
[_]

___________________________________________________________
_____________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          NEW YORK
___________________________________________________________
_____________
   		7    SOLE VOTING POWER

  NUMBER OF         N/A

   SHARES
___________________________________________________________
_____________
8  SHARED VOTING POWER

BENEFICIALLY
                    N/A
  OWNED BY
___________________________________________________________
_____________
    EACH       9    SOLE DISPOSITIVE POWER

CUSIP No. 936750108                     13D/A
Page 3 of 6 Pages


  REPORTING         N/A

   PERSON
___________________________________________________________
______
               	10   SHARED DISPOSITIVE POWER
    WITH
     		          N/A
___________________________________________________________
_____________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

     N/A (LESS THAN 5%)
___________________________________________________________
_____________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

[_]
___________________________________________________________
_____________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     N/A
___________________________________________________________
_____________
14   TYPE OF REPORTING PERSON

     PN

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
ONLY)

          SMP ASSET MANAGEMENT LLC

___________________________________________________________
_____________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [X]

(b)  [_]
___________________________________________________________
_____________
3    SEC USE ONLY

___________________________________________________________
_____________
4    SOURCE OF FUNDS

          OO
___________________________________________________________
_____________

CUSIP No. 936750108                     13D/A
Page 4 of 6 Pages

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
[_]

___________________________________________________________
_____________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
___________________________________________________________
_____________
   		7    SOLE VOTING POWER

  NUMBER OF         N/A

   SHARES
___________________________________________________________
_____________
8  SHARED VOTING POWER

BENEFICIALLY
                    N/A
  OWNED BY

___________________________________________________________
_____________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         N/A

   PERSON
___________________________________________________________
_____________
               	10   SHARED DISPOSITIVE POWER
    WITH
                    	N/A
___________________________________________________________
_____________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

    		 N/A
___________________________________________________________
_____________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

[_]
___________________________________________________________
_____________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

CUSIP No. 936750108                     13D/A
Page 5 of 6 Pages

___________________________________________________________
_____________
14   TYPE OF REPORTING PERSON

     OO (LLC)

The inclusion of SMP Asset Management LLC in this Statement shall not be construed as an admission that such party is, for purposes of Section 13(d) of the Securities Exchange
Act of 1934, the beneficial owner of any securities covered by this Statement.

WARWICK VALLEY TELEPHONE COMPANY SCHEDULE 13D/A

Item 1.  Security and Issuer.

This statement on Schedule 13D/A (this "Statement") relates to the common stock with $1.00 par value (the
"Shares") of Warwick Valley Telephone Company (the
"Issuer"). The principal offices of the Issuer are located at 47 Main Street, Warwick, New York 10990.

Item 2.   Identity and Background.

(a) Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, this Statement is being filed by Santa Monica
Partners, L.P., a New
York limited partnership ("Santa Monica Partners") 1865
Palmer Avenue,
Larchmont, NY 10538.

Item 3.  Source and Amount of Funds or Other Consideration.

N/A

Item 4.  Purpose of Transaction.

Santa Monica Partners wrote a letter to the Board of Directors of Warwick Valley Telephone Company on February
26, 2004 containing five suggestions for maximizing shareholder value. The Company appears to have chosen to respond to that letter on page 3 of the 2003 annual report.

Santa Monica Partners has written a further response to Mr. M. Lynn Pike, President & CEO and The Board of
Directors pointing out that they may have overlooked some very important points and offering to meet with the Board to discuss the options which it believes will significantly enhance value for all shareholders.



Item 5.  Interest in Securities of the Issuer.

(a)	-e N/A
Less than 5% ownership

CUSIP No. 936750108                     13D/A
Page 6 of 6 Pages


Item 6. Contracts, Arrangements, Understandings or
Relationships with
             Respect to Securities of the Issuer.

None

Item 7.  Material to be filed as Exhibits.

Exhibit 1:
Letter to M. Lynn Pike, President & CEO and the Board of
Directors.


                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 27, 2004

                                        SANTA MONICA
PARTNERS, L.P.
                                        By: SMP ASSET
MANAGEMENT LLC

                                        By: /s/LAWRENCE J.
GOLDSTEIN
                                        -------------------
---------------------
                                        Lawrence J.
Goldstein, President


                                        SMP ASSET
MANAGEMENT LLC

                                        By: /s/LAWRENCE J.
GOLDSTEIN
                                        -------------------
---------------------
                                        Lawrence J.
Goldstein, President


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

Exhibit 1:

April 27, 2004


M. Lynn Pike, President & CEO and The Board of Directors
Warwick Valley Telephone Company
47 Main Street
Warwick, NY   10990


Dear Lynn and members of the Board:

Thank you for addressing our February 26, 2004 letter to you in the annual report.

However, you may have overlooked some very important points.

With respect to our suggestion to spin-off all of WWVY's assets and liabilities to Newco except for the OCP, HVDN and ZefCom investments, after the spin-off, there would be two public entities: Newco, (which could be renamed
Warwick Valley Telephone Company) which would be the present operating business (POTS) and Warwick Capital
(name could be changed from WVT Communications), an investment company holding WWVY's passive investments.

The spin-off would not cause any tax liability to be incurred by either WWVY, its shareholders or the OCP itself. Warwick Capital could raise additional capital through a private placement, public offering or rights offering and then make additional investments in order to allow it to meet the IRS's diversification rules for pass-through tax status.

We believe the IRS would treat the spin-off as a non-taxable distribution. Many companies have successfully spun off, tax-free, their operating businesses to leave the original company with a business or an investment or even a shell corporation or in the case of Warwick
Capital, a company with some passive investments.

Warwick Capital could retain Newco to manage its investments for a fee based in part on a percentage
(typically 20%) of the profits.

Most importantly, we estimate that Warwick Capital, as an investment company, would be able to pay a current annual dividend of about $1.85 per share vs. the present
$0.76. In light of the low maximum tax rate of 15% on dividends, shareholders would derive a huge economic benefit from such an increase in the dividend.

As for as our proposal to spin-off just the OCP to shareholders, we understand that Verizon may not unreasonably withhold permission. Moreover, the publicly held vehicle would not need to be traded publicly. The OCP could simply close its transfer books while investors could continue to buy and sell beneficial interests held in street name of the OCP via
CEDE book entry transfers as do all other such public entities. This would eliminate the long list of "problems" you mentioned.

We would greatly like to meet with you and the Board to discuss these options which we believe would significantly enhance value for all shareholders.

Thank you very much for your attention to this matter.

Warmly,



Lawrence J. Goldstein
LJG/es